SUBSIDIARIES OF MECHANICAL TECHNOLOGY, INCORPORATED

Subsidiary Name	Jurisdiction of Incorporation or Organization

MTI Instruments, Inc.	New York
EcoChain, Inc.	Delaware
EcoChain Wind, LLC	Nevada